Exhibit 99.1

Hut 8 Mining Launches At-The-Market Equity Program

TORONTO, CANADA February 11, 2021 – Hut 8 Mining Corp. (Nasdaq | TSX: HUT) (“Hut 8” or the “Company”) announces that it has entered into an at-the-market offering agreement dated February 11, 2022 (the “ ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”).

Pursuant to the ATM Program, the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Agent, such number of common shares of the Company (“Common Shares ”) as would result in aggregate gross proceeds to the Company of up to US$65 million. Sales of Common Shares, if any, through the Agent will be made through “at-the- market” issuances, including without limitation, sales made directly on the Nasdaq Stock Market in the United States at the market price prevailing at the time of each sale. No Common Shares will be offered or sold under the ATM Program on the Toronto Stock Exchange or any other marketplace in Canada. The ATM Program may be terminated, with notice, by either party at any time.

The Company intends to use the net proceeds of the ATM Program, if any, principally for general corporate purposes (including funding ongoing operations and/or working capital requirements). The net proceeds of the ATM Program may also be used to repay indebtedness outstanding from time to time, discretionary capital programs, and potential acquisitions. Since the Common Shares will be distributed at market prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the ATM Agreement.

The offer and sale of the Common Shares under the ATM Program will be made by means of a prospectus supplement dated February 11, 2022 (the “Prospectus Supplement”) to the Company’s existing short form base shelf prospectus dated April 7, 2021 (the “Base Shelf Prospectus” and, together with the Prospectus Supplement, the “Prospectus”) and U.S. registration statement on Form F-10 (the “Registration Statement”), which includes the Base Shelf Prospectus.

The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on April 7, 2021. The Prospectus Supplement has been filed with the applicable securities regulatory authorities in each of the provinces and territories of Canada and the SEC. The Prospectus is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and is available on the SEC’s EDGAR website at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Hut 8 Mining Corp.

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, Canada, Hut 8 has one of the highest capacity rates in the industry and one of the largest inventories of self- mined Bitcoin of any crypto miner or publicly- traded company, globally. With 36,000 square feet of geo-diverse data center space and cloud capacity powered by emission-free energy sources, Hut 8 is revolutionizing conventional assets to create the first hybrid data center model that serves both the traditional high performance compute (web 2.0) and nascent digital asset computing sectors, blockchain gaming, and web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Hut 8’s team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high- performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders for generations to come.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: market conditions and other factors that may affect the Company’s ability to utilize the ATM Program and the prices at which the Company may sell Common Shares in the ATM Program; the dilutive effect of issuances of Common Shares in the ATM Program; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; risks related to the COVID-19 pandemic and its impact on the Company, economic conditions and global markets; other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors described in greater detail in our most recent annual and interim management’s discussion and analysis, and in the “Risk Factors” section of the prospectus supplement dated February 11, 2022 and the Company’s annual information form dated March 25, 2021, which are available at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp